UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. ___)

                          FOODARAMA SUPERMARKETS, INC.

                       (Name of Subject Company (Issuer))

                         SAKER HOLDINGS CORP. (OFFEROR)
                            JOSEPH J. SAKER (OFFEROR)
                           RICHARD J. SAKER (OFFEROR)
                         JOSEPH J. SAKER, JR. (OFFEROR)
                            THOMAS A. SAKER (OFFEROR)
                             GLORIA SAKER (OFFEROR)
                         NADINE SAKER MOCKLER (OFFEROR)
                          DENISE SAKER MARDER (OFFEROR)
                          RICHARD JAMES SAKER (OFFEROR)
                 JOSEPH SAKER FAMILY PARTNERSHIP, L.P. (OFFEROR)

       (Names of Filing Persons (Identifying Status as Offeror, Issuer or
                                 Other Person))

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    344820105
                      (CUSIP Number of Class of Securities)

                              JOHN A. AIELLO, ESQ.
                            PHILIP D. FORLENZA, ESQ.
                       GIORDANO HALLERAN AND CIESLA, P.C.
                        125 HALF MILE ROAD, P.O. BOX 190
                          MIDDLETOWN, NEW JERSEY 07748
                                 (732) 741-3900

  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation (1)                      Amount of Filing Fee (2)
--------------------------------------------------------------------------------
$27,303,745                                    $2,922
--------------------------------------------------------------------------------

(1) Estimated for purposes of calculating filing fee only. This calculation assumes the purchase of 511,165 shares of common stock of Foodarama Supermarkets, Inc. at the tender offer price of $53 per share of common stock. The transaction value also takes into account 4,000 stock options outstanding not held by the filing persons listed above.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of transaction value, or $2,922.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:    ________________________________
            Form or Registration No.:  ________________________________
            Filing Party:              ________________________________
            Date Filed:                ________________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-l.
            |_|   issuer tender offer subject to Rule 13e-4.
            |X|   going-private transaction subject to Rule 13e-3.
            |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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

                                  INTRODUCTION

      This Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (collectively, this "Schedule TO") are being filed in connection with a "going private" transaction which will result in Foodarama Supermarkets, Inc. ("Foodarama") ceasing to be a publicly traded company.

      Saker Holdings Corp. (the "Purchaser"), a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, and four other members of the family of Joseph J. Saker (collectively, the "Purchaser Group"), has announced its intention to make an offer (the "Tender Offer") to purchase all of the outstanding shares of Foodarama common stock, $1.00 par value per share (the "Shares"), not currently owned by the Purchaser Group, at a price of $53 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase attached hereto as Exhibit
(a)(1)(i) (the "Offer to Purchase").

      This Schedule TO is being filed by the Purchaser and the members of the Purchaser Group. The information set forth in the Offer to Purchase, including all appendices thereto, is expressly incorporated by reference into this Schedule TO in its entirety, and responses to each item in this Schedule TO are qualified in their entirety by the provisions of the Offer to Purchase.

Item 1. Summary Term Sheet.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet" and "Questions and Answers About the Tender Offer" is incorporated herein by reference.

Item 2. Subject Company Information.

      (a)   Name and Address.

      The name of the subject company is Foodarama Supermarkets, Inc., a New Jersey corporation, with principal executive offices located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728. The telephone number of the principal executive offices of Foodarama is (732) 462-4700.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 7, Certain Information Concerning the Company." is incorporated herein by reference.

      (b)   Securities.

      This Schedule TO relates to Foodarama's common stock, par value $1.00 per share. As of May 5, 2006, there were 988,867 shares of common stock issued and outstanding.

      (c)   Trading Market and Price.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 6, Price Range of Shares; Dividends; Ownership of and Transactions in Shares" is incorporated herein by reference. is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a)   Name and Address.

      This Schedule TO is being filed by the Purchaser and the Purchaser Group. Foodarama is the subject company. As stated in Item 2 above, the principal executive offices of Foodarama are located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728, and the business telephone number of the principal executive offices of Foodarama is (732) 462-4700.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet" and "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (b)   Business and Background of Entities.

      The information set forth in the Offer to Purchase the section captioned "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.


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

      (c)   Business and Background of Natural Persons.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a)   Material Terms.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement" and "The Offer - Section 1, Terms of the Offer; Section 2, Acceptance for Payment and Payment for Shares; Section 3, Procedures for Tendering Shares; Section 4, Rights of Withdrawal; Section 5, Material Federal Income Tax Consequences of the Offer, the Share Exchange and the Merger; Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3;
Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a)   Transactions.

      The  information  set  forth in the  Offer  to  Purchase  in the  sections captioned "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 8, Conflicts of Interest" and "The Offer - Section 8, Certain Information
Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (b)   Significant Corporate Events.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 3, Tender Offer and Support Agreement; Section 8, Conflicts of Interest" and "The Offer -
Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a)   Purposes.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction" and "Special Factors - Section 1, Background of the Offer;
Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the

Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement."

      (c)   Plans.

      (1) - (7) The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement, Section 7, Purchaser's Plans for the Company; Section 9, Conduct of the Company's Business if the Offer is not Completed," and "The Offer
- Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3; Section 12, Dividends and Distributions; Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 1, Background of the Offer," and "The Offer - Section 10, Source and Amount of Funds" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

      (a) - (b) Securities Ownership; Securities Transactions.

      The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 8, Conflicts of Interest," "The Offer -
Section 6, Price Range of Shares; Dividends; Ownership of and Transactions in Shares; Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated of Used.

      (a)   Solicitations or Recommendations.

      The information set forth in the Offer to Purchase in the sections captioned "Questions and Answers About the Tender Offer," "Introduction" and "Special Factors - Section 1, Background of the Offer; Section 4, Recommendation of the Special Committee; Fairness of the Offer and the Merger; Opinion of Financial Advisor to the Special Committee; Section 15, Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

      (a)   Financial Information.

      The following financial information concerning Foodarama is incorporated herein by reference: (i) the consolidated financial statements and notes thereto appearing on pages F-2 to F-42 of Foodarama's Annual Report on Form 10-K, as amended, for the year ended October 29,

2005, filed with the SEC on January 27, 2006; and (ii) the information set forth in Part I, Item 1 beginning on page 2 of Foodarama's Quarterly Report on Form 10-Q for the period ended January 28, 2006, filed with the SEC on March 14, 2006, is also incorporated herein by reference. These reports of Foodarama may be viewed on the SEC's website at www.sec.gov. Copies of these reports and other documents may also be inspected and obtained as provided for in the section of the Offer to Purchase captioned "The Offer - Section 7, Certain Information Concerning the Company" which is incorporated herein by reference.

      (b)   Pro Forma Information.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 7, Certain Information Concerning the Company" is incorporated herein by reference.

Item 11. Additional Information.

      (a)   Agreements, Regulatory Requirements and Legal Proceedings.

      (a)(1) The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 1, Background of the Offer; Section 8, Conflicts of Interest" and "The Offer - Section 8, Certain Information
Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (a)(2) The information set forth in the Offer to Purchase in the sections captioned "The Offer - Section 2, Acceptance for Payment and Payment for Shares;
Section 3, Procedures for Tendering Shares; Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3; Section 11, Certain Conditions of the Offer, Share Exchange and the Merger; Section 13, Certain Legal Matters" is incorporated herein by reference.

      (a)(3) The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 13, Certain Legal Matters" is incorporated herein by reference.

      (a)(4) The information set forth in the Offer to Purchase in the sections captioned "The Offer - Section 13, Certain Legal Matters; Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

      (a)(5) Not applicable.

      (b)   Other Material Information.

      The information contained in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

      (a)(1)(i)         Offer to Purchase.

      (a)(1)(ii)*       Letter of Transmittal.

      (a)(1)(iii)*      Notice of Guaranteed Delivery.

      (a)(1)(iv)* Letter of Information from the Information Agent to Brokers, Dealers,


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

                        Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(v)*        Letter  to  Clients   for  use  by   Brokers,   Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(vi)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(1)(vii)*      Summary Advertisement.

      (a)(1)(viii)*     Notice of Offer to Purchase for Cash.

      (a)(1)(ix) Press Release issued by Foodarama relating to the Tender Offer, incorporated by reference to Exhibit 99.2 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

      (a)(1)(x) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

      (a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 1 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on May 8, 2006.

      (b) Commitment letter issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

      (d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, Inc., incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 1 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on May 8, 2006.

      (d)(2) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

      (d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 1 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on May 8, 2006.

      (d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed


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

                        with the SEC on May 8, 2006.

      (d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

      (d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

      (d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit
                        (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

      (g)               None.

      (h)               None.

      * To be filed by amendment.

Item 13.  Information Required by Schedule 13E-3.

      Item 2. Subject Company Information.

            (d) The information set forth in the Offer to Purchase in the sections captioned "The Offer - Section 6, Price and Range of Shares; Dividends; Ownership of and Transactions in Shares;
                  Section 7, Certain Information Concerning the Company" is incorporated herein by reference.

            (e)   Not applicable.

            (f) The information set forth in the Offer to Purchase in the sections captioned "The Offer - Section 6, Price Range of Shares; Dividends; Ownership of and Transactions in Shares;
                  Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      Item 4. Terms of the Transaction.

            (c)   None.

            (d) The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3" and Schedule A thereto is incorporated herein by reference.


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

            (e)   None.

            (f)   Not applicable.

      Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (c) and (e) The  information  set  forth in the Offer to  Purchase  in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 3, Tender Offer and Support Agreement; Section 8, Conflicts of Interest" and "The Offer -
                  Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      Item 6. Purposes of the Transaction and Plans or Proposals.

            (b) The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement;
                  Section 7,  Purchaser's  Plans for the Company,"  "The Offer -
                  Section 9, Share Exchange and Merger; Appraisal Rights; Rule 13e-3; Section 14 - Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

         (c)(8) The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 7, Purchaser's Plans for the Company" and "The Offer - Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

      Item 7. Purposes, Alternatives, Reasons and Effects.

      (a) - (c)   The  information  set  forth in the Offer to  Purchase  in the
                  sections   captioned  "Summary  Term  Sheet,"  "Questions  and
                  Answers About the Tender Offer,"  "Introduction"  and "Special
                  Factors - Section  1,  Background  of the  Offer;  Section  2,
                  Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered;
                  Tender  Offer and Support  Agreement;  Section 6,  Position of
                  Purchase and the Purchaser Group Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

            (d) The information set forth in the Offer to Purchase in the sections captioned "Introduction," "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 7,


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

                  Purchaser's Plans for the Company," and "The Offer - Section 5, Material Federal Income Tax Consequences of the Offer, the Share Exchange and the Merger; Section 9, Share Exchange and Merger; Appraisal Rights, Rule 13e-3; Section 14 - Certain Effects of the Offer, the Share Exchange and the Merger" is incorporated herein by reference.

      Item 8. Fairness of the Transaction.

      (a) - (f)   The  information  set  forth in the Offer to  Purchase  in the
                  sections   captioned  "Summary  Term  Sheet,"  "Questions  and
                  Answers  About the  Tender  Offer,"  "Introduction,"  "Special
                  Factors - Section  1,  Background  of the  Offer;  Section  4,
                  Recommendation of the Special Committee; Fairness of the Offer and the Merger; Section 5, Opinion of Financial Advisor to the
                  Special Committee;  Section 6, Position of the Purchaser Group
                  Regarding  Fairness of the Offer and the  Merger;  Section 7 -
                  Certain Information  Concerning the Company," and "The Offer -
                  Section 11 - Certain Conditions of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

      Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

      (a) - (c)   The  information  set  forth in the Offer to  Purchase  in the
                  sections   captioned  "Summary  Term  Sheet,"  "Questions  and
                  Answers  About the  Tender  Offer,"  "Introduction,"  "Special
                  Factors - Section  1,  Background  of the  Offer;  Section  4,
                  Recommendation of the Special Committee; Fairness of the Offer and the Merger; Section 5, Opinion of Financial Advisor to the
                  Special Committee; Section 6, Position of the Purchaser and the Purchaser Group Regarding the Fairness of the Offer and the Merger" and "The Offer - Section 7, Certain Information
                  Concerning the Company" is incorporated herein by reference.

      Item 10. Source and Amount of Funds or Other Consideration.

            (c) The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 15, Fees and Expenses" is incorporated herein by reference.

      Item 12. The Solicitation or Recommendation.

      (d) and (e) The  information  set  forth in the Offer to  Purchase  in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement, Section 3, Tender Offer and Support Agreement; Section 4, Recommendation of the
                  Special  Committee;  Fairness  of the  Offer  and the  Merger;
                  Section 6, Position of Purchaser and the Purchaser Group Regarding the Fairness of the Offer


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

                  and the Merger," and "The Offer - Section 7 - Certain Information Concerning the Company" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

            (b) The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 8, Conflicts of Interest" and "The Offer - Section 15, Fees and Expenses" is incorporated herein by reference.

Item 16. Exhibits.

         (c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus to Amendment No. 1 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on May 8, 2006.

         (c)(2) Materials Presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

            (f)   Section  262 of the  Delaware  Business  Corporation  Act  Re:
                  Appraisal Rights of Stockholders, incorporated by reference to Schedule A to the Offer to Purchase filed herewith as Exhibit
                  (a)(1)(i).

                            [Signature Page Follows.]

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2006                        Saker Holdings Corp.


                                     By: /s/ Richard J. Saker
                                         --------------------------------------
                                   Name: Richard J. Saker
                                  Title: President and Chief Executive Officer

                                         /s/ Joseph J. Saker
                                         --------------------------------------
                                         Joseph J. Saker

                                         /s/ Richard J. Saker
                                         --------------------------------------
                                         Richard J. Saker

                                         /s/ Joseph J. Saker, Jr.
                                         --------------------------------------
                                         Joseph J. Saker, Jr.

                                         /s/ Thomas A. Saker
                                         --------------------------------------
                                         Thomas A. Saker

                                         /s/ Gloria Saker
                                         --------------------------------------
                                         Gloria Saker

                                         /s/ Nadine Saker Mockler
                                         --------------------------------------
                                         Nadine Saker Mockler

                                         /s/ Denise Saker Marder
                                         --------------------------------------
                                         Denise Saker Marder

                                         /s/ Richard James Saker
                                         --------------------------------------
                                         Richard James Saker

                                         Joseph Saker Family Partnership, L.P.
                                     By: The Saker Family Corporation


                                     By: /s/ Richard J. Saker
                                         --------------------------------------
                                   Name: Richard J. Saker
                                  Title: President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)*       Letter of Transmittal.

(a)(1)(iii)*      Notice of Guaranteed Delivery.

(a)(1)(iv)* Letter of Information from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*      Summary Advertisement.

(a)(1)(viii)*     Notice of Offer to Purchase for Cash.

(a)(1)(ix) Press Release issued by Foodarama relating to the Tender Offer, incorporated by reference to Exhibit 99.2 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

(a)(1)(x) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 1 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on May 8, 2006.

(b) Commitment letter issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 1 to
                  Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus to Amendment No. 1 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on May 8, 2006.

(c)(2) Materials Presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, Inc., incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 1 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on May 8, 2006.

(d)(2) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 1 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on May 8, 2006.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(f)               Section  262 of the  Delaware  Business  Corporation  Act  Re:
                  Appraisal Rights of Stockholders, incorporated by reference to Schedule A to the Offer to Purchase filed herewith as Exhibit
                  (a)(1)(i).

(g)               None.

(h)               None.

*     To be filed by amendment.


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